SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Westport Capital Partners LLC 40 Danbury Road Wilton, CT 06897 (203) 429-8602 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705	SCHEDULE 13D/A	Page 2 of 13

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 3 of 13

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 4 of 13

1	NAME OF REPORTING PERSON Westport Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	8	SHARED VOTING POWER -0-
9

SOLE DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 963025705	SCHEDULE 13D/A	Page 5 of 13

1	NAME OF REPORTING PERSON Russel S. Bernard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 6 of 13

1	NAME OF REPORTING PERSON Sean F. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 7 of 13

1	NAME OF REPORTING PERSON Wm. Gregory Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 8 of 13

1	NAME OF REPORTING PERSON Jordan S. Socaransky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 9 of 13

1	NAME OF REPORTING PERSON Marc Porosoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 10 of 13

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D originally filed on June 15, 2015 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed on December 20, 2017 ("Amendment No. 1," and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") relating to the common stock, $0.01 par value per share (the "Common Stock"), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons expended a total of $495,000 to acquire the shares of Series D Preferred Stock (defined below) reported herein. The source of the funds for the acquisition of the Series D Preferred Stock purchased by the WCP Funds and the Managed Accounts was from working capital.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 21, 2018, Mr. Armstrong was appointed to serve as a Board Observer on the board of directors of the Issuer in accordance with the exercise of WCP LLC's Oversight Appointment Rights under the Shareholder Rights Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon (i) 8,946,399 shares of Common Stock outstanding as of March 5, 2018, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 7, 2018, (ii) 32,392 shares of Common Stock issuable upon conversion of Series B Preferred Stock held by the Managed Accounts, and (iii) 44,223 shares of Common Stock issuable upon conversion of 30,000 shares of Series D Cumulative Convertible Preferred Stock, no par value, of the Issuer (the "Series D Preferred Stock") held by the WCP Funds and the Managed Accounts.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 11 of 13

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transactions in any class of securities reported on herein during the past 60 days.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2018

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel

RUSSEL S. BERNARD /s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

CUSIP No. 963025705	SCHEDULE 13D/A	Page 13 of 13

WM. GREGORY GEIGER /s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

JORDAN S. SOCARANSKY /s/ Marc Porosoff
Name: Marc Porosoff
Title: Attorney-in-Fact

MARC POROSOFF /s/ Marc Porosoff